UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 967,536
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 967,536

11. Aggregate Amount Beneficially Owned by Each Reporting Person 967,536

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,274
8. Shared Voting Power 967,536
9. Sole Dispositive Power 1,274
10. Shared Dispositive Power 967,536

11. Aggregate Amount Beneficially Owned by Each Reporting Person 968,810

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.9%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 833,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 833,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 833,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.5%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$5,557,302.36
Shapiro	PF	$7,872.50
DAP	WC	$4,797,733.39

(1) Includes funds of DAP

Item 4. Purpose of Transaction

The Filers ("Lawndale"), believe Sparton Corporation's ("Sparton" or the "Company") present market value does not reflect the value of the Company's niche businesses largely because inadequate corporate governance practices have effectively entrenched a Board and underperforming management team.

As disclosed in prior filings, Lawndale has expressed concerns over the composition, independence and functioning of Sparton's Board of Directors (the "Board") for several reasons, including, but not limited to the Board's inaction in applying sufficient oversight and accountability over a management team that has overseen substantial shareholder value destruction best illustrated by Sparton's stock depreciating 34% over a ten-year period ended July 2008.

In several prior communications to the Board, expressing similar concerns, Lawndale has requested dialogue with Sparton's Independent Directors to discuss and address these concerns. These attempts at dialogue were repeatedly rebuffed.

At Sparton's October 2007Annual Meeting, Lawndale, voted "WITHHOLD" on the reelection of three Sparton Directors for reasons set forth in a letter dated October 9, 2007, and attached as Exhibit B, of its Schedule 13D, Amendment No. 11.

After the 2007 meeting, where just shy of 30% of Sparton shares voted "WITHHOLD", Lawndale made additional attempts at dialogue. These attempts have been met with further legalese and obfuscation inconsistent with public company corporate governance best practices.

Lawndale believes that adding new and independent directors with no longstanding relationship to Chairman Brad Smith or Sparton management will improve both the objective oversight and functioning of the Board and its corporate governance practices, which Lawndale believes will contribute to changes that will improve operating performance and shareholder value.

On August 22, 2008, Lawndale sent Sparton's Board and its Nominating Committee a letter (the "Letter"), a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing the Board that Lawndale was:

1) formally recommending ("Shareholder Nominee Recommendation") four independent and highly experienced individuals, Messrs. Joe Hartnett, Jim Swartwout, Gerald LaFlamme and Jay Hunt, (the "Shareholder Nominees") for Sparton's Nominating Committee to consider voluntarily adding to Sparton's Board;

2) requesting Sparton's Board hire experienced turnaround management from outside Sparton's historically ineffective managerial culture;

3) reiterating Lawndale's prior request that Sparton's Board retain independent reputable advisors to explore strategic alternatives, including the sale of the Company;

4) providing required notice (the "Lawndale Notice") of Lawndale's intent, absent a satisfactory settlement of differing viewpoints, to directly nominate the Shareholder Nominees for election to Sparton's Board via an alternative proxy slate, at Sparton's next Annual Meeting.

As described in Lawndale's Letter and Shareholder Nominee Recommendation (a copy of which is attached at Exhibit C hereto, and incorporated by reference to this filing), Lawndale believes that given the substantial turnaround and operating experience of the Shareholder Nominees, they would individually, and together, add significant expertise and value to Sparton's Board.

As disclosed in Lawndale's Letter and the Lawndale Notice (a copy of which is attached at Exhibit D hereto, and incorporated by reference to this filing), absent a satisfactory settlement, Lawndale intends to file a proxy statement with the Securities and Exchange Commission for the purpose of soliciting proxies with respect to election of the Shareholder Nominees.

Lawndale continues to seek and be open to dialogue with Sparton's Board in an effort to resolve this matter in a constructive way so as to avoid a proxy contest. However, to date, Lawndale has not received any communications from Sparton. Failing a positive response from Sparton by close of business on August 29, 2008, Lawndale will take steps to proceed to commence its own solicitation.

Lawndale acquired the Stock for investment purposes, and Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since June 23, 2008:

NONE

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Lawndale to Sparton Board of Directors dated August 22, 2008.

Exhibit C - Shareholder Recommendation of Nominees to Nominating Committee.

Exhibit D - Notice of Intent to Nominate Director Candidates.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2008
LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003
LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

EXHIBIT B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE BOARD OF DIRECTORS OF SPARTON CORPORATION

Andrew Shapiro

President

August 22, 2008

To the Nominating Committee & Board Members of Sparton Corporation:

Gentlemen,

Lawndale Capital Management, LLC, and its affiliates, ("Lawndale") own 968,810 shares of Sparton Corporation ("Sparton" or the "Company"), constituting 9.9% of the company's outstanding voting stock, and remains Sparton's largest independent shareholder. We continue to have serious concerns regarding Sparton's corporate governance and its Board composition, particularly following the Board's decision to improperly strip the Company's shareholders of their cumulative voting rights in 2004. This move, amongst others, further removed Sparton's Board from accountability to Sparton's shareholders, entrenching both the Board and management. We feel the absence of accountability for Sparton Board members has led to its lack of engagement and continued inaction despite multiple years of shareholder value destruction, reflected by a wide number of metrics, but perhaps most easily illustrated by the stock's precipitous decline of 47% in the past four years since shareholders' rights were stripped away.

As evidenced by the significant "withhold" vote at last October's Annual Meeting, Lawndale is not alone in its concerns. It is clear the Board lacks the confidence of the majority of independent shareholders and likely most of the beneficiaries of the John J Smith Trust whose inheritance Sparton Chairman and estate trustee Brad Smith appears to have squandered for over seven years. Since last year's Annual Meeting, the company has reported further losses contributing to eight consecutive quarters of operating losses and the stock has fallen 21%. Furthermore, questions of possible ERISA law violations regarding Sparton's employee Defined Benefit Pension Plan improperly holding an excessive amount of Sparton stock voted by management, and questions regarding the improper use of Sparton's cash to repurchase insider's personal stock have come to light, all under the purported "oversight" of this Board.

Multiple times over the past few years, most recently in June and July, we have attempted to have dialogue with Sparton's "independent" Board members to discuss our concerns regarding the Board's engagement and composition. Unfortunately, our efforts for dialogue have been rebuffed and met with legalese and obfuscation inconsistent with a public company that holds itself out as shareholder friendly.

Consequently, with this letter we are:

1) recommending four independent and highly experienced individuals for Sparton's Nominating Committee to consider voluntarily adding to Sparton's Board;

2) requesting Sparton's Board hire experienced turnaround management from outside Sparton's historically ineffective managerial culture;

3) reiterating our request that Sparton's Board retain independent reputable advisors to explore strategic alternatives, including the sale of the Company;

4) providing required notice of Lawndale's intent, absent a satisfactory settlement of our differing viewpoints, to directly nominate for election to Sparton's Board via an alternative proxy slate, at Sparton's next Annual Meeting, the same individuals in our first proposal, set forth above. We also reserve the right to add additional nominees for election to Sparton's Board should additional vacancies to the Board come up for election at Sparton's next Annual Meeting.

Sparton's current Board and management have been given more than enough time to affect a turnaround. With only the recent announcement of current management tasked to implement "recommendations" of consultants and no mention of reputable outside advisors exploring strategic alternatives, we can only presume the Board is not pursuing obvious steps, preferring instead to remain unaccountable and entrenched. Lawndale cannot sit idly by while a discredited board relies upon a discredited management team to extricate Sparton from a morass of their own creation.

The four highly qualified and experienced nominees we have recommended to Sparton's Nominating Committee are independent. Pursuant to corporate law they will act in the interests of all of Sparton shareholders, without bias toward the interests of any particular family or management member, as we believe the current Board appears to have been for years. Further, we believe each nominee exceeds the qualification and skill requirements set forth as criteria in Sparton's proxy (and certainly exceeds the skills and qualifications of several members of the current Sparton Board). We note that all of the nominees have public company experience and can serve on any of your committees, including the Audit Committee, with several having chaired such committees. We have saved Sparton great expense in finding such outstanding experienced individuals and we expect the Nominating Committee to embrace this opportunity and thoroughly review and contact each candidate in the near future.

Our goal is to enhance Sparton's long-term sustainable shareholder value. Through the accompanying formal recommendation of these outstanding candidates to Sparton's Nominating Committee, we are again attempting to work with you and have a dialogue to create a better Sparton. We are hopeful that the Board will recognize that a costly proxy fight is in nobody's interest. However, absent the dialogue we have been seeking for years and implementation of mutually agreeable changes at Sparton, settling our differences, we will have no choice but to mount a proxy contest to add needed improvement to Sparton's Board.

After years of dissipating shareholder wealth, further improper voting of the Sparton shares held in the employee pension plan and any improper influence over voting of employee 401K plan holdings may potentially expose you all to very costly liability. The status quo that has persisted since John's and Lawson's passing has failed to create shareholder value and is untenable. It is time for Sparton's Board to turn over a new leaf and embrace a more enlightened approach to corporate governance and work with us. We look forward to working with the Sparton Board to expeditiously make these needed improvements. The candidates that we have submitted will make outstanding additions to your Board.

Thank you for your prompt consideration of the matters outlined in this communication. While we understand the Committee's need to carefully consider the Nominees, we trust that you understand our need for an appropriate dialogue such that we can make a decision about how to proceed. Accordingly, we request that you respond to this letter no later than the close of business August 29, 2008. If we do not receive a positive response from you by that date we will have no choice but to assume that you have rejected our proposed candidates and proceed to commence our own solicitation.

Sincerely,

Andrew Shapiro

President

Attachments - Shareholder recommendation of nominees to Nominating Committee

Notice of Intent to nominate Director Candidates

EXHIBIT C

Shareholder Recommendation of Nominees to Nominating Committee

Corporate Secretary

2400 E. Ganson St.

Jackson, MI

49202

Mr. Lerczak,

Consistent with the procedure for recommending director nominees set forth in Sparton's proxy, Lawndale hereby formally requests that the Nominating Committee of Sparton's Board of Directors (the "Committee") add the following highly qualified independent individuals (the "Nominees") to Sparton's Board, and further nominate these individuals for election to Sparton's Board at the Company's next Annual Meeting. Because of the Nominees' outstanding qualifications and experience, coupled with our serious concerns regarding most of Sparton's present directors, we would prefer you appoint the Nominees immediately to Sparton's Board. We further request that the Nominees be named as the Company's nominees to fill both this year's staggered class and the vacancy to the class of 2009 resulting from Mr. Hockenbrocht's retirement.

Further, should certain members of this year's staggered class be renominated, then we request that the Nominees replace existing directors from other staggered classes whose time on Sparton's Board should come to an end. Alternatively, if members from other classes leave Sparton's board, we request that the Committee and/or Sparton's Board appoint and/or nominate the Nominees to these vacancies, and Lawndale expressly reserves the right to recommend additional nominees should there be additional vacancies up for election at Sparton's next Annual Meeting.

We believe the following information regarding Lawndale's four independent nominees satisfies all aspects of Sparton's "Procedure for Recommendation of Director Nominees by Shareholders as set forth in Sparton's proxy. If we have omitted anything from our submission please notify us in a timely fashion. Further, all of the information on each Nominee is qualified by the individual bios that we are submitting herewith for each Nominee, and which information should be considered as incorporated by reference into this notice.

(i) the name and address of the candidate,

Joe Hartnett

[Address Redacted]

Jay B. Hunt

[Address Redacted]

Gerald LaFlamme

[Address Redacted]

Jim Swartwout

[Address Redacted]

(ii) a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements summarized above (laid out in the Proxy)

In addition to the attached resumes, please see the following brief biographical descriptions.

Joe Hartnett is presently the President and CEO of Ingenient Technologies, a leading provider of embedded multimedia systems to Multinational OEM's. He served as Ingenient's COO from 2007 to 2008. Prior to Ingenient, Mr. Hartnett ran U.S. Robotics Corporation ("USR") as CEO from 2001 to 2006 and was EVP-Finance and CFO from 2000 to 2001. During Mr. Hartnett's tenure at USR, he restructured the company on behalf of USR's then owner, Solectron, during the tech downturn of 2000-2002 and then acquired Solectron's controlling interest. Mr Hartnett eventually sold USR to Platinum Equity for whom he continued to run USR as President and CEO. Mr Hartnett is a CPA and began his career in accounting and audit. He earned a BS in Accounting from the University of Illinois at Chicago.

Jay B. Hunt is a business consultant and President of The Development Group, which he co-founded in 1993. He has been involved in corporate business development activities and turnarounds of companies engaged in the healthcare, food processing, industrial distribution, consumer products, transportation, technology, financial services and specialty retailing industries. Jay specializes in repositioning company's marketing, sales, and organizational structure. He is a Director and Non-Executive Chairman of DDi Corporation, Inc. (NASDAQ:DDIC), a leading provider of time-critical (quickturn), technologically advanced electronics manufacturing services for the electronics industry and serves on its Audit and Compensation Committees. Formerly he was Executive Vice President of FM Productions and Chairman & Chief Executive Officer of FN Realty Services. Mr. Hunt is a member the Board of Advisors of Joie De Vivre Hospitality, a Director of the Indiana University Foundation (Investment, Finance and Development Committees), Chairman of the Ischemia Research & Education Foundation, a former Director of Gentiae Clinical Research and Electronic Medical Management, Inc. (EMMI), as well as the San Francisco General Hospital Foundation. He received his BA in Political Science from Indiana University and his JD degree from the University of Michigan Law School and is a member of the Connecticut and American Bar Associations as well as the National Association of Corporate Directors.

Gerald T. LaFlamme was until recently the Interim CEO of Mace Security International, Inc., (NASDAQ-MACE) where he has been and remains a director since December 2007 and Chairman (but for his 3-month Interim CEO period) of Mace's Audit Committee. He is also presently the President and Chief Executive Officer of JL Development Company, Inc. a real estate development and consulting firm, he founded in 2004. Mr. LaFlamme's career spans over 40 years with experience in providing audit, tax and consulting services to both public and private companies, including assisting clients to develop business and tax strategies, evaluate financing alternatives, implement acquisition and disposition strategies, and structure transactions. As a Managing Partner with Ernst & Young LLP and a predecessor accounting firm, Mr. LaFlamme obtained extensive public company and management consulting experience including design and implementation of management information systems, financial planning and reporting systems, and systems of internal accounting control. Mr. LaFlamme retired from Ernst Young LLP in 1997. Mr. LaFlamme came out of retirement in 2001 to serve from 2001 to 2004 as Senior Vice President and Chief Financial Officer of Davidson Communities, LLC a real estate development firm, with responsibility for land acquisition, financing and financial reporting. Mr. LaFlamme holds an MBA from the University of Michigan, a BBA from the University of Detroit and is a Certified Public Accountant in the states of Michigan and California. In addition to Mace, Mr. LaFlamme has turnaround Board experience in other public and private companies as Director and Audit Committee Chair of Arlington Hospitality Inc., Senior Resource Group, LLC and is an advisory board member of Integra Biotechnical, LLC.

James Swartwout until recently was the Co-CEO and a board member of Habasit Holding (US subsidiary of Habasit AG), the leading global supplier of precision conveyor belts. Following Habasit's 2006 acquisition of Summa Industries, he managed the integration as both CEO and CFO. From 1988 until 2006, Mr. Swartwout led Summa Industries where he served as Chairman, CEO and CFO from 1990 and CFO from 1988-1990. Summa was a publicly traded manufacturer of diversified plastic products for industrial and commercial markets. During his tenure he initially saved Summa from insolvency, turned it around, eventually selling the Company to Habasit AG, realizing an 18-year 16% compound annual growth rate in the stock price. Prior to Summa, Mr. Swartwout served in several executive roles at various manufacturing firms. Mr. Swartwout was a Director of Advanced Materials Group from 2001 to 2004. He was a Commissioned Officer in the US Navy and received his MBA from the University of Southern California and his BS Industrial Engineering from Lafayette College.

All four nominees have direct senior executive and leadership experience in industries related to Sparton's, during periods of both economic and company specific duress. They have demonstrable track records of proactively turning around companies and more than meet the Essential Qualities and Board Composition criteria. We believe this depth and breadth of experience would make them a valuable resource to Sparton's board, management and employees as well as qualifying them to add value for the benefit of all shareholders.

Essential Qualities

Relevant and substantial business experience, with an understanding of what is involved in leading a company

Please see the attached resumes. All the Nominees have significant business experience, having all been CEOs and/or Chairmen of various companies, and clearly understand what is involved in leading a company. The Nominees have diverse backgrounds and experience but are particularly relevant to Sparton as they have all been instrumental in effecting turnarounds at troubled companies.

Sound business instincts and judgment, with the ability to make informed and strategic decisions

As illustrated by the attached resumes, all the Nominees have enjoyed successful careers and ascended to CEO positions in their respective fields. This real world experience, coupled with their experience on other Boards, demonstrates their sound business instincts, judgment and ability to make informed and strategic decisions.

Professional and personal reputation and integrity consistent with the Company's Code of Ethics

Lawndale believes all candidates are of the highest reputation and integrity and meet your requirements.

Strong interpersonal skills evidencing the ability to work as part of a group and express views that are both challenging to and supportive of management

We believe all of the Nominees have strong interpersonal skills. They have all served on corporate boards in the past as well as served in senior executive roles at various companies. Given their significant relevant experience, we believe they will be able to express views both challenging and supportive of management.

Commitment and availability to the Company to perform necessary and desired duties, with the ability to accept accountability for their role in Board decisions

Each Nominee has previous board experience and has expressed a significant interest in Sparton and its potential. They are committed and available to the company to perform necessary and desired duties, with the ability to accept accountability for their role on the Board. Please see the attached nominee consent forms.

Genuinely interested in the Company, its business, and its people, with a willingness to remain committed over a period of several years

Each Nominee has reviewed publicly available information of Sparton Corporation and has enthusiastically confirmed their interest in the Company, its business, and its people. They are willing to remain committed over a period of several years. Please see the attached nominee consent forms.

Board Composition Considerations

Strategic mix of directors allowing for diverse expertise and experience fitting the specific needs of the Company, now and anticipated in the future

The Nominees have a diverse range of business experience in multiple industries and expertise at executive levels that is self evident from their respective resumes. Collectively or individually they would provide for known, conceivable and foreseeable needs of the company.

Multiple directors possessing understanding and expertise in the area of accounting and finance

Joe Hartnett: Former CFO of division of public company, Partner, Grant Thornton, B.S. Accounting University of Illinois at Chicago 1978, CPA State of Illinois, 1978

Jay B. Hunt: Chairman and Member of Audit & Compensation Committees, DDi Corporation, Inc. Former Director and Treasurer of the San Francisco General Hospital Foundation

Gerald LaFlamme: CFO of private company, Managing Partner Ernst & Young, BBA University of Detroit and CPA State of California and Michigan, Audit Committee Chair of two public companies

Jim Swartwout: Former CFO of public company, Partner in a private buyout firm, MBA University of Southern California (concentration in Finance)

Minimum of one director with understanding and experience in legal and/or regulatory matters

Joe Hartnett: CEO of division of publicly traded company regulated by SEC, Partner Grant Thornton LLP, multitude of public company clients

Jay Hunt: JD University of Michigan, Member of Connecticut and American Bar Associations; Audit Committee of public company

Gerald LaFlamme: Interim CEO of publicly traded company regulated by SEC; Audit Chairman two public companies, Managing Partner, Ernst & Young, multitude of public company clients

Jim Swartwout: CEO and CFO of publicly traded company regulated by SEC

Multiple directors with specific experience and knowledge of the risks and challenges unique to the industry in which the Company operates

Joe Hartnett: As former CEO that turned around US Robotics, Mr Hartnett has experience directly relevant to Sparton's industry and operating losses. Additionally he has previous turnaround experience as a board member and executive.

Jay B. Hunt: Mr Hunt is currently Director and Non-Executive Chairman of DDi Corporation, Inc., a leading provider of time-critical, technologically advanced manufacturing services for the electronics industry. Additionally he has previously and currently served on the Boards of various medical related companies giving him specific knowledge of Sparton's fastest growing division's end-markets. Additionally he has substantial turnaround experience as a board member and consultant.

Gerald LaFlamme: Mr LaFlamme's has relevant experience as Interim CEO at Mace, where he implemented necessary cost cutting and consolidation initiatives. Additionally, he has previous turnaround experience as a board member, executive and consultant.

Jim Swartwout: We believe Mr. Swartwout's Engineering and US Navy background coupled with his strong operating results as the CEO of a manufacturing oriented business he turned around, led and eventually sold is particularly relevant given Sparton's ongoing manufacturing challenges.

Visionaries with the ability to lead, manage change, and assist in the continued growth of the Company

All of the Nominees have the relevant background to lead and manage change that is clearly necessary at Sparton. They have all successfully done so at other troubled companies. Additionally, we believe they have the ability to assist Sparton's future growth.

Familiarity and ability to relate to, and deal with, the media and various financial markets

All of the Nominees have dealt with the media and various financial markets representatives and regulatory bodies. Some of these nominees have directly led regular public conference calls with investors in the companies they have led.

(iii) the candidate signed consent to be named in the Proxy Statement and to serve as a Director if elected.

Please see the attached consent forms

Thank you for your consideration of these four highly qualified and independent Nominees.

Andrew Shapiro

President

Lawndale Capital Management

General Partner of funds owning 9.9% of Sparton stock

Form of Consent

August __, 2008
Sparton Corporation
Joseph Lerczak, Secretary
2400 E. Ganson St.

Jackson, MI 49202

Re: Consent to be named as director in proxy statement and related soliciting materials of Sparton Corporation.

Dear Mr. Lerczak:

I hereby consent to be named in the Proxy Statement of Sparton Corporation and serve as a Director if elected.

Sincerely yours,
Joe Hartnett
Jay B. Hunt
Gerald T. LaFlamme
Jim Swartwout

EXHIBIT D

Notice of Intent to Nominate Director Candidates

August 22, 2008

VIA EMAIL AND UNITED PARCEL SERVICE OF AMERICA

Sparton Corporation

2400 E. Ganson St.

Jackson, MI 49202

Attn: Corporate Secretary

Re: NOTICE OF SHAREHOLDER NOMINATION FOR ELECTION OF DIRECTORS FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS OF SPARTON CORPORATION

Dear Sir:

In accordance with Article VIII of the Code of Regulations of Sparton Corporation, an Ohio corporation (the "Company"), Diamond A Partners, L.P. (the "Nominating Shareholder"), hereby gives notice of its intent to nominate and nominates Joe Hartnett, Jay B. Hunt, Gerald T. LaFlamme and Jim Swartwout (collectively, the "Nominees") for election to the Board of Directors of the Company (the "Board") at the 2008 Annual Meeting of Shareowners of the Company or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2008 Annual Meeting").

The Code of Regulations of the Company requires that the Nominating Shareholder provide the information set forth in the second paragraph of Article VIII, subsections (ii) through (vi) thereof. Such information is set forth in Annex A, Annex B, Annex C and Annex D. For your convenience, the text of each such subsection is included in the annexes attached hereto in boldface type and is followed by the applicable response.

The Nominating Shareholder, together with its affiliates, is the beneficial owner of 968,810 shares of common stock, $1.25 par value per share (the "Common Stock"), of the Company, 1,000 shares of which are held of record by the Nominating Shareholder. Each of the Nominating Shareholder, Diamond A Investors, L.P. and Andrew & Audrey Shapiro JTWROS hold 833,400, 134,136 and 1,274 shares of the Company, respectively.

The Nominating Shareholder reserves the right to nominate or substitute additional persons in the event that (1) the Board is expanded beyond its current size and/or (2) any of the current Nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if consummated would have, the effect of disqualifying such Nominee) to serve as a director. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Nominating Shareholder that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company's corporate machinery.

The information included herein and in the annexes hereto represents the Nominating Shareholder's best knowledge as of the date hereof. The Nominating Shareholder reserves the right, in the event such information shall be or becomes inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Nominating Shareholder does not commit to update any information which my change from and after the date hereof.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees herein at the 2008 Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee and as to any replacement Nominee(s) selected by the Nominating Shareholder.

The execution and delivery of this Notice shall not constitute a waiver of the rights of the Nominating Shareholder and its principals and affiliates to contest the validity of the nominating procedures or any provision of the Code of Regulations of the Company or any determinations made by the Officers of the Company or the Chairman of the Board with respect to the matters contemplated by these nominating materials.

In addition, the Nominating Shareholder requests written notice as soon as practicable of any alleged defects in this notice, including the annexes hereto, and reserves the right, following receipt of such notice, to either challenge, or attempt as soon as practicable, to cure, such alleged defect. Such written notice shall be sent to Lawndale Capital Management, LLC, 591 Redwood Highway, Suite 2345, Mill Valley, California 94941, Attention: Andrew Shapiro, with a copy to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304, Attention: David Berger.

Should you have any questions regarding the information contained in this notice, including the annexes hereto, please contact David Berger of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 650-493-9300.

Very truly yours,

DIAMOND A PARTNERS, L.P.

By: Lawndale Capital Management, LLC, its General Partner

By: Andrew Shapiro

Title: Managing Member

ANNEX A

The shareholders Notice of Intent shall set forth:

(i) the name and address of the shareholder and of the person or persons to be nominated:
Name	Business Address	Residence Address
Diamond A Partners, L.P.	591 Redwood Highway, Suite 2345 Mill Valley, California 91941	N/A
Joe Hartnett		[Address Redacted]
Jay B. Hunt		[Address Redacted]
Gerald T. LaFlamme		[Address Redacted]
Jim Swartwout		[Address Redacted]

(ii) a representation that the shareholder (A) is a holder of record of stock of the Company entitled to vote at the meeting at which the nomination will be made, (B) will continue to hold such stock through the date on which the meeting is held, and (C) intends appear in person or by proxy at the meeting to nominate the person or persons specified in the Notice of Intent:

The Nominating Shareholder represents that it is a shareholder of record of stock of the Company entitled to vote at the 2008 Annual Meeting, that it will continue to hold such stock through the date on which the 2008 Annual Meeting is held and that it intends to appear in person or by proxy at the meeting to nominate Messrs. Hartnett, Hunt, LaFlamme and Swartwout.

(iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder:

The Nominating Shareholder does not have any arrangements or understandings with any of the Nominees or any other person pursuant to which the nomination is being made by the Nominating Shareholder.

(iv) appropriate biographic information and a statement as to the individual's qualifications:

See Annex C attached hereto.

(v) such other information regarding each nominee as would be required to be in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated by the Board of Directors;

Each of the Nominees has consented in writing to being named in the proxy statement as a Nominee and to serving as a director if elected.

Information regarding all purchases and sales of securities of the Company during the past two years by the Nominating Shareholder and each of the Nominees and their affiliates (collectively, the "Participants"), is set forth on Annex B attached hereto.

(A) During the past ten years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(B) no Nominee owns any securities of the Company which are owned of record, but not beneficially;

(C) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

(D) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(E) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company;

(F) no Nominee owns beneficially, directly or indirectly, and securities of any parent or subsidiary of the Company;

(G) no Nominee nor, to the best of his knowledge, any of his associates, was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount exceeds $120,000.

(H) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or any of its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party;

(I) no person, including the Nominee, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the 2008 Annual Meeting, aside from the election to serve as a director and such person's interests as stockholders of the Company;

(J) there are currently no material pending legal proceedings to which any of the Nominees or any of their associates is a party adverse to the Company or any of its affiliates or in which either the Nominees or any of their associates has a material interest adverse to the Company or any of its affiliates

(K) no Nominee, nor any member of their immediate family, is or has been during the Company's last fiscal year been indebted to the Company or any of its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $120,000.

(L) no Nominee has or has had during the Company's last fiscal year any business relationship that is required to be disclosed pursuant to Item 404(b) of Regulation S-K of the Securities Act of 1933, as amended;

(M) no Nominee, at any time during the Company's last fiscal year, has failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended;

(N) no Nominee has any family relationship, by blood, marriage or adoption, to any director, executive officer or other affiliates of the Company;

(O) no Nominee has, during the past five years, been involved in any legal proceedings or involved in any other events described in Item 401(f) of Regulations S-K promulgated by the U.S. Securities and Exchange Commission (the "SEC");

(P) during the last three fiscal years, no compensation or personal benefits (including, without limitation, those which would be required to be disclosed pursuant to Item 402 of Regulation S-K) were awarded to, earned by or paid to any of the Nominees or any of their associates for any services rendered in any capacity to the Company or its subsidiaries or affiliates;

(Q) there is no arrangement and/or understanding between any of the Nominees, on the one hand, and any other person pursuant to which any of the Nominees was or is to be selected as a director or nominee for election as a director of the Company;

(R) no Nominee currently holds any position or office with the Company or any parent, subsidiary and/or affiliate thereof, and no Nominee has ever served as a director of the Company or any parent, subsidiary and/or affiliate thereof; and

(S) except as otherwise described herein with respect to the Company, no Nominee is currently, nor has any Nominee within the past year been, a party to any contract, arrangement and/or understanding with any person with respect to any securities of the Company.

(vi) the consent of each nominee to serve as a director of the Company, if so elected:

Each of the Nominees has consented in writing to serve as a director of the Company, if so elected. Copies of such consents are included in Annex D, attached hereto.

ANNEX B

SHARES OF COMMON STOCK OF THE COMPANY BOUGHT OR SOLD BY THE PARTICIPANT'S DURING THE LAST TWO YEARS
Participant	Transaction	Quantity	Date
Diamond A Partners, L.P.	Buy	1,300	September 29, 2006
Diamond A Investors, L.P.	Buy	300	September 29, 2006
Diamond A Partners, L.P.	Buy	4,500	November 8, 2006
Diamond A Investors, L.P.	Buy	700	November 8, 2006
Diamond A Partners, L.P.	Buy	1,300	November 9, 2006
Diamond A Investors, L.P.	Buy	200	November 9, 2006
Diamond A Partners, L.P.	Buy	750	November 10, 2006
Diamond A Partners, L.P.	Buy	2,700	November 13, 2006
Diamond A Investors, L.P.	Buy	500	November 13, 2006
Diamond A Partners, L.P.	Buy	9,719	November 14, 2006
Diamond A Investors, L.P.	Buy	1,400	November 14, 2006
Diamond A Partners, L.P.	Buy	3,310	November 16, 2006
Diamond A Investors, L.P.	Buy	500	November 16, 2006
Diamond A Partners, L.P.	Buy	100	November 17, 2007
Diamond A Partners, L.P.	Buy	100	January 3, 2007
Diamond A Partners, L.P.	Buy	500	January 16, 2007
Diamond A Investors, L.P.	Buy	600	January 16, 2007
Diamond A Partners, L.P.	Buy	3	January 22, 2007
Diamond A Partners, L.P.	Buy	1,861	January 25, 2007
Diamond A Partners, L.P.	Buy	1,300	January 26, 2007
Diamond A Partners, L.P.	Buy	1,600	January 29, 2007
Diamond A Investors, L.P.	Buy	500	January 29, 2007
Diamond A Partners, L.P.	Buy	4,800	January 30, 2007
Diamond A Investors, L.P.	Buy	700	January 30, 2007
Diamond A Partners, L.P.		4,790	January 31, 2007
Diamond A Investors, L.P.	Buy	700	January 31, 2007
Diamond A Partners, L.P.	Buy	5,700	February 7, 2007
Diamond A Investors, L.P.	Buy	800	February 7, 2007
Diamond A Partners, L.P.	Buy	200	February 8, 2007
Diamond A Partners, L.P.	Buy	1,700	February 9, 2007
Diamond A Investors, L.P.	Buy	300	February 9, 2007
Diamond A Partners, L.P.	Buy	300	February 12, 2007
Diamond A Partners, L.P.	Buy	1,200	February 13, 2007
Diamond A Investors, L.P.	Buy	200	February 13, 2007
Diamond A Partners, L.P.	Buy	1,300	February 28, 2007
Diamond A Partners, L.P.	Buy	2,800	March 1, 2007
Diamond A Investors, L.P.	Buy	600	March 1, 2007
Diamond A Partners, L.P.	Buy	200	March 9, 2007
Diamond A Partners, L.P.	Buy	3,184	March 12, 2007
Diamond A Investors, L.P.	Buy	500	March 12, 2007
Diamond A Partners, L.P.	Buy	800	March 15, 2007
Diamond A Partners, L.P.	Buy	500	March 26, 2007
Diamond A Partners, L.P.	Buy	2,900	March 28, 2007
Diamond A Investors, L.P.	Buy	600	March 28, 2007
Diamond A Partners, L.P.	Buy	700	March 30, 2007
Diamond A Partners, L.P.	Buy	831	April 4, 2007
Diamond A Investors, L.P.	Buy	500	April 5, 2007
Diamond A Partners, L.P.	Buy	700	April 9, 2007
Diamond A Investors, L.P.	Buy	300	April 9, 2007
Diamond A Partners, L.P.	Buy	4,400	April 10, 2007
Diamond A Investors, L.P.	Buy	600	April 10, 2007
Diamond A Partners, L.P.	Buy	1,600	April 11, 2007
Diamond A Investors, L.P.	Buy	300	April 11, 2007
Diamond A Partners, L.P.	Buy	900	April 12, 2007
Diamond A Partners, L.P.	Buy	1,250	April 18, 2007
Diamond A Partners, L.P.	Buy	200	April 19, 2007
Diamond A Partners, L.P.	Buy	6,000	April 30, 2007
Diamond A Investors, L.P.	Buy	800	April 30, 2007
Diamond A Partners, L.P.	Buy	2,000	May 2, 2007
Diamond A Investors, L.P.	Buy	200	May 2, 2007
Diamond A Partners, L.P.	Buy	2,100	May 4, 2007
Diamond A Investors, L.P.	Buy	350	May 4, 2007
Diamond A Partners, L.P.	Buy	1,000	May 11, 2007
Diamond A Partners, L.P.	Buy	1,400	May 14, 2007
Diamond A Investors, L.P.	Buy	300	May 14, 2007
Diamond A Partners, L.P.	Buy	1,000	May 22, 2007
Diamond A Partners, L.P.	Buy	400	July 27, 2007
Diamond A Partners, L.P.	Buy	27,587	July 30, 2007
Diamond A Investors, L.P.	Buy	882	July 30, 2007
Diamond A Partners, L.P.	Buy	882	August 2, 2007
Diamond A Partners, L.P.	Buy	4,700	August 16, 2007
Diamond A Investors, L.P.	Buy	800	August 16, 2007
Diamond A Partners, L.P.	Buy	4,400	August 17, 2007
Diamond A Investors, L.P.	Buy	700	August 17, 2007
Diamond A Partners, L.P.	Buy	1,300	August 20, 2007
Diamond A Investors, L.P.	Buy	300	August 20, 2007
Diamond A Partners, L.P.	Buy	1,500	August 29, 2007
Diamond A Partners, L.P.	Buy	3,300	August 30, 2007
Diamond A Investors, L.P.	Buy	595	August 30, 2007
Diamond A Partners, L.P.	Buy	100	September 5, 2007
Diamond A Partners, L.P.	Buy	600	September 6, 2007
Diamond A Partners, L.P.	Buy	3,700	September 7, 2007
Diamond A Investors, L.P.	Buy	600	September 7, 2007
Diamond A Partners, L.P.	Buy	1,000	September 10, 2007
Diamond A Investors, L.P.	Buy	300	September 10, 2007
Diamond A Partners, L.P.	Buy	2,071	September 11, 2007
Diamond A Partners, L.P.	Buy	1,100	September 12, 2007
Diamond A Investors, L.P.	Buy	300	September 12, 2007
Diamond A Partners, L.P.	Buy	5,315	September 14, 2007
Diamond A Investors, L.P.	Buy	800	September 14, 2007
Diamond A Partners, L.P.	Buy	5,700	September 17, 2007
Diamond A Investors, L.P.	Buy	800	September 17, 2007
Diamond A Partners, L.P.	Buy	3,500	September 18, 2007
Diamond A Investors, L.P.	Buy	500	September 18, 2007
Diamond A Partners, L.P.	Buy	3,500	September 19, 2007
Diamond A Investors, L.P.	Buy	539	September 19, 2007
Diamond A Partners, L.P.	Buy	4,500	September 20, 2007
Diamond A Investors, L.P.	Buy	600	September 20, 2007
Diamond A Partners, L.P.	Buy	2,000	September 21, 2007
Diamond A Investors, L.P.	Buy	342	September 21, 2007
Diamond A Partners, L.P.	Buy	5,600	September 24, 2007
Diamond A Investors, L.P.	Buy	800	September 24, 2007
Diamond A Partners, L.P.	Buy	1,400	September 25, 2007
Diamond A Investors, L.P.	Buy	300	September 25, 2007
Diamond A Investors	Buy	3,100	September 26, 2007
Diamond A Investors	Buy	478	September 27, 2007
Diamond A Investors	Buy	3,234	September 28, 2007
Diamond A Investors	Buy	600	February 26, 2008
Diamond A Investors	Buy	1,600	February 27, 2008
Diamond A Investors, L.P.	Buy	1,050	February 28, 2008
Diamond A Partners, L.P.	Buy	1,500	March 3, 2008
Diamond A Investors	Buy	1,500	March 3, 2008
Diamond A Investors	Buy	1,100	March 6, 2008
Diamond A Investors	Buy	1,000	March 10, 2008

ANNEX C

BIOGRAPHIC INFORMATION FOR EACH OF THE NOMINEES
Name and Business Address	Age	Present Principal Occupation and Five-Year Business Experience
Joe Hartnett	52

Joe Hartnett is presently the President and CEO of Ingenient Technologies, a leading provider of embedded multimedia systems to Multinational OEM's. He served as Ingenient's COO from 2007 to 2008. Prior to Ingenient, Mr. Hartnett ran U.S. Robotics Corporation ("USR") as CEO from 2001 to 2006 and was EVP-Finance and CFO from 2000 to 2001. During Mr. Hartnett's tenure at USR, he restructured the company on behalf of USR's then owner, Solectron, during the tech downturn of 2000-2002 and then acquired Solectron's controlling interest. Mr. Hartnett eventually sold USR to Platinum Equity for whom he continued to run USR as President and CEO. Mr. Hartnett is a CPA and began his career in accounting and audit. He earned a BS in Accounting from the University of Illinois at Chicago.

Jay B. Hunt	69

Jay B. Hunt is a business consultant and President of The Development Group, which he co-founded in 1993. He has been involved in corporate business development activities and turnarounds of companies engaged in the healthcare, food processing, industrial distribution, consumer products, transportation, technology, financial services and specialty retailing industries. Mr. Hunt specializes in repositioning company's marketing, sales, and organizational structure. He is a Director and Non-Executive Chairman of DDi Corporation, Inc. (NASDAQ:DDIC), a leading provider of time-critical (quickturn), technologically advanced electronics manufacturing services for the electronics industry and serves on its Audit and Compensation Committees. Formerly he was Executive Vice President of FM Productions and Chairman & Chief Executive Officer of FN Realty Services. Mr. Hunt is a member the Board of Advisors of Joie De Vivre Hospitality, a Director of the Indiana University Foundation (Investment, Finance and Development Committees), Chairman of the Ischemia Research & Education Foundation, a former Director of Gentiae Clinical Research and Electronic Medical Management, Inc. (EMMI), as well as the San Francisco General Hospital Foundation. He received his BA in Political Science from Indiana University and his JD degree from the University of Michigan Law School and is a member of the Connecticut and American Bar Associations as well as the National Association of Corporate Directors.

Gerald T. LaFlamme	69

Gerald T. LaFlamme was until recently the Interim CEO of Mace Security International, Inc., (NASDAQ-MACE) where he has been and remains a director since December 2007 and Chairman (but for his 3-month Interim CEO period) of Mace's Audit Committee. He is also presently the President and Chief Executive Officer of JL Development Company, Inc., a real estate development and consulting firm, he founded in 2004. Mr. LaFlamme's career spans over 40 years with experience in providing audit, tax and consulting services to both public and private companies, including assisting clients to develop business and tax strategies, evaluate financing alternatives, implement acquisition and disposition strategies, and structure transactions. As a Managing Partner with Ernst & Young LLP and a predecessor accounting firm, Mr. LaFlamme obtained extensive public company and management consulting experience including design and implementation of management information systems, financial planning and reporting systems, and systems of internal accounting control. Mr. LaFlamme retired from Ernst Young LLP in 1997. Mr. LaFlamme came out of retirement in 2001 to serve from 2001 to 2004 as Senior Vice President and Chief Financial Officer of Davidson Communities, LLC a real estate development firm, with responsibility for land acquisition, financing and financial reporting. Mr. LaFlamme holds an MBA from the University of Michigan, a BBA from the University of Detroit and is a Certified Public Accountant in the states of Michigan and California. In addition to Mace, Mr. LaFlamme has turnaround Board experience in other public and private companies as Director and Audit Committee Chair of Arlington Hospitality Inc., Senior Resource Group, LLC and is an advisory board member of Integra Biotechnical, LLC.

James Swartwout	62

James Swartwout until recently was the Co-CEO and a board member of Habasit Holding (US subsidiary of Habasit AG), the leading global supplier of precision conveyor belts. Following Habasit's 2006 acquisition of Summa Industries, he managed the integration as both CEO and CFO. From 1988 until 2006, Mr. Swartwout led Summa Industries where he served as Chairman, CEO and CFO from 1990 and CFO from 1988-1990. Summa was a publicly traded manufacturer of diversified plastic products for industrial and commercial markets. During his tenure he initially saved Summa from insolvency, turned it around, eventually selling the Company to Habasit AG, realizing an 18-year 16% compound annual growth rate in the stock price. Prior to Summa, Mr. Swartwout served in several executive roles at various manufacturing firms. Mr. Swartwout was a Director of Advanced Materials Group from 2001 to 2004. He was a Commissioned Officer in the US Navy and received his MBA from the University of Southern California and his BS Industrial Engineering from Lafayette College.

QUALIFICATIONS OF THE NOMINEES

Essential Qualities

Relevant and substantial business experience, with an understanding of what is involved in leading a company.
Please see the attached resumes. All of the Nominees have significant business experience, having all been CEO's and/or Chairmen of various companies, and clearly understand what is involved in leading a company. Each of the Nominees have diverse backgrounds and experience but are particularly relevant to the Company as they have all been instrumental in effecting turnarounds at troubled companies.

Sound business instincts and judgment, with the ability to make informed and strategic decisions.
As illustrated by the attached resumes, all of the Nominees have enjoyed successful careers and ascended to CEO positions in their respective fields. This real world experience, coupled with their experience on other Boards, demonstrates their sound business instincts, judgment and ability to make informed and strategic decisions.

Professional and personal reputation and integrity consistent with the Company's Code of Ethics.
The Shareholder Nominee believes all candidates are of the highest reputation and integrity and meet your requirements.

Strong interpersonal skills evidencing the ability to work as part of a group and express views that are both challenging to and supportive of management.
The Shareholder Nominee believes that all of the Nominees have strong interpersonal skills. They have all served on corporate boards in the past as well as served in senior executive roles at various companies. Given their significant relevant experience, we believe they will be able to express views both challenging and supportive of management.

Commitment and availability to the Company to perform necessary and desired duties, with the ability to accept accountability for their role in Board decisions.
Each Nominee has previous board experience and has expressed a significant interest in the Company and its potential. They are committed and available to the Company to perform necessary and desired duties, with the ability to accept accountability for their role on the Board. Please see the attached Nominee consent forms.

Genuinely interested in the Company, its business, and its people, with a willingness to remain committed over a period of several years.
Each Nominee has reviewed publicly available information of the Company and has enthusiastically confirmed their interest in the Company, its business, and its people. They are willing to remain committed over a period of several years. Please see the attached nominee consent forms.

Board Composition Considerations

Strategic mix of directors allowing for diverse expertise and experience fitting the specific needs of the Company, now and anticipated in the future.
Each of the Nominees have a diverse range of business experience in multiple industries and expertise at executive levels that is self evident from their respective resumes. Collectively or individually they would provide for known, conceivable and foreseeable needs of the company.

Multiple directors possessing understanding and expertise in the area of accounting and finance.
Joe Hartnett: Former CFO of a division of a public company, Partner, Grant Thornton, B.S. Accounting University of Illinois at Chicago 1978, CPA State of Illinois, 1978.

Jay B. Hunt: Chairman and Member of Audit & Compensation Committees, DDi Corporation, Inc. Former Director and Treasurer of the San Francisco General Hospital Foundation.

Gerald T. LaFlamme: CFO of private company, Managing Partner Ernst & Young, BBA University of Detroit and CPA State of California and Michigan, Audit Committee Chair of two public companies.

Jim Swartwout: Former CFO of public company, Partner in a private buyout firm, MBA University of Southern California (concentration in Finance).

Minimum of one director with understanding and experience in legal and/or regulatory matters.
Joe Hartnett: CEO of a division of a publicly traded company regulated by SEC, Partner Grant Thornton LLP, multitudes of public company clients.

Jay B. Hunt: JD University of Michigan, Member of Connecticut and American Bar Associations; Audit Committee of public company

Gerald T. LaFlamme: Interim CEO of publicly traded company regulated by SEC; Audit Chairman two public companies, Managing Partner, Ernst & Young, multitude of public company clients

Jim Swartwout: CEO and CFO of publicly traded company regulated by SEC.

Multiple directors with specific experience and knowledge of the risks and challenges unique to the industry in which the Company operates.
Joe Hartnett - As former CEO who turned around US Robotics, Mr. Hartnett has experience directly relevant to the Company's industry and operating losses. Additionally he has previous turnaround experience as a board member and executive.

Jay B. Hunt: Mr. Hunt is currently Director and Non-Executive Chairman of DDi Corporation, Inc., a leading provider of time-critical, technologically advanced manufacturing services for the electronics industry. Additionally he has previously and currently served on the Boards of various medical related companies giving him specific knowledge of The Company's fastest growing division's end-markets. Additionally he has substantial turnaround experience as a board member and consultant.

Gerald T. LaFlamme: Mr. LaFlamme's has relevant experience as Interim CEO at Mace, where he implemented necessary cost cutting and consolidation initiatives. Additionally, he has previous turnaround experience as a board member, executive and consultant.

Jim Swartwout: We believe Mr. Swartwout's Engineering and US Navy background coupled with his strong operating results as the CEO of a manufacturing oriented business he turned around, led and eventually sold is particularly relevant given The Company's ongoing manufacturing challenges.

Visionaries with the ability to lead, manage change, and assist in the continued growth of the Company.
All candidates have the relevant background to lead and manage change that is clearly necessary at The Company. They have all successfully done so at other troubled companies. Additionally, we believe they have the ability to assist The Company's future growth.

Familiarity and ability to relate to, and deal with, the media and various financial markets.
All candidates have dealt with the media and various financial markets representatives and regulatory bodies. Some of these nominees have directly led regular public conference calls with investors in the companies they have led.

ANNEX D

CONSENTS

August __, 2008

Sparton Corporation
Joseph Lerczak, Secretary
2400 E. Ganson St.

Jackson, MI 49202

Re: Director Consent for Sparton Corporation

Dear Mr. Lerczak:

I hereby consent to be nominated by Lawndale Capital Management, its affiliates or successors in interest, for election to Sparton Corporation's Board of Directors and serve as a Director, if elected.

Sincerely yours,
Joe Hartnett
Jay B. Hunt
Gerald T. LaFlamme
Jim Swartwout

3693\020\1530280.1